

March 26, 2025

Stefan Chkautovich
Chief Financial Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, MO 63901

> **Re: Southern Missouri Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 18, 2025**
> **File No. 333-285876**

Dear Stefan Chkautovich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Martin L. Meyrowitz, Esq.